UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of September 2011
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐

☐	Yes	☒	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

      Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated September 8, 2011.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Dated: September 11, 2011

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated September 8, 2011

Exhibit 1

Strategic Agreement Implemented between
Elbit Systems and Embraer:
Elbit Systems' Brazilian Subsidiary AEL and Embraer Defesa e Segurança
Announce the Establishment of a Joint Company;
Embraer Defesa e Segurança Also Invests in AEL

Haifa, Israel, September 8, 2011 – Elbit Systems Ltd. (NASDAQ and TASE: ESLT) ("Elbit Systems") announced today, further to the announcement dated April 13, 2011, that its Brazilian subsidiary AEL Sistemas S.A. ("AEL") signed several related agreements with Embraer Defesa e Segurança S.A. ("Embraer Defesa"), a subsidiary of Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: BR3) ("Embraer").

Under the agreements, the parties established a joint company, Harpia Sistemas S.A ("Harpia"), in which Embraer Defesa owns 51% and AEL owns the remaining 49%. The new company, based in Brasilia, will be engaged in the areas of unmanned aircraft systems, avionics systems and simulators, as well as contractor logistics support in these areas, for the Brazilian market as well as other markets to be determined in the future. Mr. Rodrigo Fantom will be appointed as the CEO of Harpia.

In addition, pursuant to the agreements, Embraer Defesa acquired a 25% interest in AEL.

 Luiz Carlos Aguiar, President of Embraer Defesa said: “The creation of Harpia is in perfect alignment with Brazil’s national defense strategy and it will be an important instrument for meeting the needs of the armed and the security forces. Furthermore, the potential for dual application of unmanned aerial systems and the technology generated through it must also be highlighted.”

Joseph Ackerman, President and CEO of Elbit Systems, stated: "The establishment of this jointly-owned company is a significant step for Elbit Systems and AEL, marking another milestone in our long-term operations in Brazil, a market which we consider of the utmost importance. These transactions take the collaboration between Embraer Defesa and AEL to new heights, which we are confident, will be of mutual benefit to both of our companies as well as to the Brazilian customers."

Shlomo Erez, President of AEL, commented: "We are very excited with Embraer Defesa's decision to invest in AEL and our establishment of the jointly owned company, which attests to the high level of satisfaction and mutual trust that our companies have nurtured throughout many years of collaboration."

Elbit Systems and Embraer, with the support of AEL, have a successful track record of cooperative relationships. AEL was one of the first suppliers of systems for the turboprop Tucano basic trainer and the subsonic fighter AMX, aircraft manufactured by Embraer in the 1980s and 1990s. Currently, AEL provides the avionics for the turboprop light attack and advanced training Super Tucano, as well as the avionics of the F-5M fighter, modernized by Embraer for the Brazilian Air Force (FAB).

About Elbit Systems
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services.
For additional information, visit: www.elbitsystems.com.

Contacts:

Company Contact: Joseph Gaspar, Executive VP & CFO Tel: +972-4-8316663 j.gaspar@elbitsystems.com Dalia Rosen, VP, Head of Corporate Communications Tel: +972-4-8316784 dalia.rosen@elbitsystems.com.	IR Contact: Ehud Helft Kenny Green CCG Investor Relations Tel: 1-646-201-9246 e-mail: elbitsystems@ccgisrael.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.